

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 12, 2010

Mr. Mark B. Slaughter
President, Chief Executive Officer
Rignet, Inc.
1880 S. Dairy Ashford, Suite 300
Houston, Texas 77077-4760

   Re: Rignet, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed November 4, 2010
     File No. 333-169723

Dear Mr. Slaughter:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal Stockholders, page 5

1. We note your response to our comment six in our letter dated October 27, 2010. Please quantify and total the amount of benefits to be received by each of the three stockholders who currently control the company.

Summary Historical Consolidated Financial and Other Data, page 8

2. We note your response to our comment seven in our letter dated October 27, 2010. Revise your discussion beginning on page 10 to indicate that management utilizes Management EBITDA in making compensation determinations. Please also include in this section the differences in definition between Adjusted EBITDA and Management EBITDA.

The loss of key personnel…, page 20

3.   We note your response to our comment nine in our letter dated October 27, 2010; however, please also identify the Vice President of Global Engineering who is the technical architect of your global network.

Related Party Transactions, page 111

4.   We note your response to our comment 26 in our letter dated October 27, 2010 stating that you terminated the agreement with NuPhysicia. Expand your disclosure to explain management's reasons for terminating the agreement with NuPhysicia. Also discuss whether you will still provide telemedicine services. We note you removed references to your telemedicine services in the Form S-1 but we still note references to the telemedicine business on your website.

5.   Please disclose the material terms of the Series B and C convertible preferred stock.

Note 2 – Business and Credit Concentrations, page F-11
Foreign Currency Risk

6.   Revise your foreign currency footnote to provide the disclosure you proposed to make prospectively in your response to comment 30. You should also comply fully with the disclosure requirements of ASC 830-20-50.

7.   Revise to include an analysis of changes in the accumulated amount of translation adjustments during all periods presented as required by ASC 830-30-45-18 and 45-20 and ASC 830-30-50-1.

Financial Statements
Note 10 – Redeemable, Non-Controlling Interest, page F-21

8.   It is unclear to us from your response to comment 31 in our letter dated October 27, 2010 how the "fixed trailing adjusted earnings formula" underlying the redemption option specifically meets the exemption criteria of ASC 815-10-15-59. Please clarify. Describe for us the non-controlling owners redemption rights. Identify the specific dates during which this redemption right could have been exercised. Describe for us the "fixed trailing adjusted earnings formula" and explain for us how the "formula" underlying the redemption option specially meets the exemption criteria of ASC 815-10-15-59.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Brian Fenske, Esq.
        Fulbright & Jaworski L.L.P.
        Via Facsimile: (713) 651-5246